

February 6, 2012

Via E-Mail
Mark S. Elliott
President
Premier Alliance Group, Inc.
4521 Sharon Road, Suite 300
Charlotte, NC 28211

>   **Re: Premier Alliance Group, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed January 12, 2012**
>   **File No. 333-178299**

Dear Mr. Elliott:

We have reviewed your amended registration statement and response letter, and we have the following comments.

General

1.   We note that on January 20, 2012, you amended your Form 10-K for the fiscal year ended December 31, 2010, in part to make changes to the financial statements included therein and to provide an updated report of your auditors. Please amend the financial statements and the auditors' report included in your registration statement accordingly, as well as any other related disclosures in the filing. As you are aware, an updated consent of your auditors should also be provided.

2.   We refer to your Form 8-K filed on January 20, 2012, disclosing that you concluded that certain of your previously-issued financial statements, including your Form 10-K for the fiscal year ended December 31, 2010, should not be relied upon, and that financial statements for certain prior periods were being restated. Please tell us what consideration you gave to providing risk factor disclosure in your Form S-4 regarding these restatements and the related disclosure provided in the amendment to your Form 10-K filed on January 20, 2012, presenting management's conclusions that your disclosure controls and procedures and internal control over financial reporting were not effective as of the end of fiscal 2010.

Questions About the Merger

Q. What will Greenhouse stockholders receive in the merger?, page 4

3.   We note the following statement in your revised disclosure: "The GreenHouse
        stockholders will receive, in the aggregate, common stock of Premier representing
        approximately 40% of the fully diluted Premier common stock (excluding Premier
        options and warrants) after issuance of the same, subject to contractual adjustments in the
        Agreement and Plan of Merger, the assumptions thereon and as outlined below, which
        will result in a substantial reduction of such 40%." This statement appears inconsistent
        with your subsequent disclosures that following the merger, the GreenHouse stockholders
        will own between 27% and 35% of the combined company if all Escrow Shares are
        issued, or between 23% and 30% of the combined company if the Escrow Shares are not
        issued. Please revise for clarity.

Merger Consideration, page 74

4.   Your revised disclosure states that "[e]ach GreenHouse option and warrant will be
        replaced by a Premier option or warrant for the number of shares of Premier common
        stock which a GreenHouse option holder or warrant holder would have received if such
        GreenHouse option or warrant had been exercised in full to immediately prior to the
        merger, based on the exchange ratio…" and that the "aggregate exercise price of the
        Premier option or warrant would be same as that of the GreenHouse option or warrant
        being replaced." State whether the Premier options and warrants that will be issued to
        replace the GreenHouse options and warrants will be exercisable or convertible into
        fractions of shares, as appears to be the case from this disclosure, or otherwise revise as
        appropriate to clarify their treatment. In addition, as previously suggested in prior
        comment 5, please provide illustrative examples that address the exercise price of, and
        the number of Premier shares that will be issuable pursuant to the exercise of, the Premier
        options and warrants to be issued in the merger.

Signatures, page II-4

5.   We –re-issue prior comment 7. We note that you have revised the signature section to
        provide the signatures of Mr. Elliott, as chief executive officer, and of Mr. Brumfield, as
        chief financial officer and chief accounting officer, on behalf of the company. In future
        amendments, please revise to provide Mr. Elliott's and Mr. Brumfield's signatures with
        their respective titles in their individual capacities, as called for by Instruction 1 to the
        Signatures section of Form S-4.

Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

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         Stuart M. Sieger, Ruskin Moscou Faltischek, P.C.